SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                    [X] ANNUAL REPORT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2004


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from ____ to ____


                         Commission File Number: 1-12709


              TOMPKINS TRUSTCO, INC. EMPLOYEE STOCK OWNERSHIP PLAN
              ----------------------------------------------------
                              (Full title of plan)



                             TOMPKINS TRUSTCO, INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)



                            P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    ----------------------------------------
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                                       AND
                                       ---

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                      * * *

                           DECEMBER 31, 2004 AND 2003
                           --------------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITOR'S REPORT                                                1

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits as of
    December 31, 2004                                                       3

   Statement of Net Assets Available for Benefits as of
    December 31, 2003                                                       4

   Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 31, 2004                                                 5

   Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 31, 2003                                                 6

   Notes to Financial Statements                                            7

SUPPLEMENTAL SCHEDULES

   Schedule of Assets Held for Investment Purposes at End of Year as
    of December 31, 2004 (Schedule I)                                      11

   Schedule of Investment Assets That Were Both Acquired and Disposed
    of Within the Plan Year for the Year Ended December 31, 2004
    (Schedule II)                                                          12

   Schedule of Reportable Transactions for the Year Ended
    December 31, 2004 (Schedule III)                                       13

                          Independent Auditor's Report
                          ----------------------------

                                                                     May 5, 2005


To the Compensation and Personnel Committee and Board of Directors of Tompkins Trustco, Inc.
Employee Stock Ownership Plan


         We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Employee Stock Ownership Plan ("the Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2004, Schedule of Investment Assets That Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 31, 2004, and Schedule of Reportable Transactions for the Year Ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    /s/ Dannible & McKee, LLP
                                                        Syracuse, New York

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                                DECEMBER 31, 2004
                                -----------------


               Assets
               ------
Investments, at fair value (Notes 2 and 4):
  Money market funds                                              $      1,787
  Corporate stock of Tompkins Trustco, Inc.                         23,671,518
                                                                  ------------
       Total investments                                            23,673,305

Employer contributions receivable                                      766,889
                                                                  ------------
       Net assets available for benefits                          $ 24,440,194
                                                                  ============


                 See accompanying notes to financial statements.


                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                                DECEMBER 31, 2003
                                -----------------


               Assets                           Allocated    Unallocated      Total
               ------                          -----------   -----------   -----------
Investments, at fair value (Notes 2 and 4):
   Money market funds                          $       103   $        42   $       145
   Corporate stock of Tompkins Trustco, Inc.    20,946,349            --    20,946,349
                                               -----------   -----------   -----------
       Total investments                        20,946,452            42    20,946,494

Employer contributions receivable                  617,858            --       617,858
                                               -----------   -----------   -----------
       Net assets available for benefits       $21,564,310   $        42   $21,564,352
                                               ===========   ===========   ===========


                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                          YEAR ENDED DECEMBER 31, 2004
                          ----------------------------

                                                               Allocated    Unallocated        Total
                                                              -----------   -----------     -----------
Additions to net assets attributed to:-
   Investment income:
     Net appreciation in fair value of
      investments (Note 4)                                    $ 3,369,270   $        --     $ 3,369,270
     Dividends                                                    552,431            --         552,431
                                                              -----------   -----------     -----------
       Total investment income                                  3,921,701            --       3,921,701
                                                              -----------   -----------     -----------
   Contributions:
     Employer contributions                                       766,889            --         766,889
                                                              -----------   -----------     -----------
       Total contributions                                        766,889            --         766,889
                                                              -----------   -----------     -----------
       Total additions                                          4,688,590            --       4,688,590
                                                              -----------   -----------     -----------
Deductions from net assets attributed to:
   Benefits paid to participants                                1,538,740            --       1,538,740
   Transfer to other plan (Note 6)                                273,966            42         274,008
                                                              -----------   -----------     -----------
       Total deductions                                         1,812,706            42       1,812,748
                                                              -----------   -----------     -----------
       Net increase (decrease)                                  2,875,884           (42)      2,875,842

Net assets available for benefits, beginning of year           21,564,310            42      21,564,352
                                                              -----------   -----------     -----------

Net assets available for benefits, end of year                $24,440,194   $        --     $24,440,194
                                                              ===========   ===========     ===========

                 See accompanying notes to financial statements.


                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                          YEAR ENDED DECEMBER 31, 2003
                          ----------------------------

                                                        Allocated    Unallocated        Total
                                                       -----------   -----------    -----------
Additions to net assets attributed to:-
   Investment income:
     Net appreciation in fair value of
      investments (Note 4)                             $ 2,793,196   $        --    $ 2,793,196
     Dividends                                             508,291             2        508,293
                                                       -----------   -----------    -----------
       Total investment income                           3,301,487             2      3,301,489
                                                       -----------   -----------    -----------
   Contributions:
     Employer contributions                                618,141            --        618,141
                                                       -----------   -----------    -----------
       Total contributions                                 618,141            --        618,141
                                                       -----------   -----------    -----------
Allocation of 15,977 shares of corporate
 stock of Tompkins Trustco, Inc.                           647,024            --        647,024
                                                       -----------   -----------    -----------
       Total additions                                   4,566,652             2      4,566,654
                                                       -----------   -----------    -----------
Deductions from net assets attributed to:-
   Investment loss:
     Net depreciation in fair value of
      investments (Note 4)                                      --        57,562         57,562
   Benefits paid to participants                           731,140            --        731,140
   Transfer to other plan (Note 6)                         176,762            --        176,762
   Allocation of 15,977 shares of corporate stock of
    Tompkins Trustco, Inc.                                      --       647,024        647,024
                                                       -----------   -----------    -----------
       Total deductions                                    907,902       704,586      1,612,488
                                                       -----------   -----------    -----------
       Net increase (decrease)                           3,658,750      (704,584)     2,954,166

Net assets available for benefits, beginning of year    17,905,560       704,626     18,610,186
                                                       -----------   -----------    -----------

Net assets available for benefits, end of year         $21,564,310   $        42    $21,564,352
                                                       ===========   ===========    ===========

                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

Note 1 - Description of the Employee Stock Ownership Plan
---------------------------------------------------------

         The following description of the Tompkins Trustco, Inc. (the "Company") Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General - The Plan is an employee stock ownership plan covering eligible employees who have met certain age and service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee (the "Committee") appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trust Company is the Plan's Trustee (the "Trustee"). All investments are non-participant directed.

         Company contributions - The Company shall contribute to the Plan a discretionary amount, which shall not exceed 5% of participant compensation. The Committee approved 4.0% and 3.5% discretionary contributions to the Plan for the years ended December 31, 2004 and 2003, respectively.

         Participants' accounts - Each participant's account is credited with an allocation of the Company's discretionary and non-elective contributions and an allocation of Plan earnings. Allocations of Company contributions are based upon the participant's compensation and the allocations of Plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures of non-vested account balances are allocated to participants' accounts as Company contributions.

         Eligibility - An employee shall become eligible for participation in the Plan on the first day of the month coinciding with completing one (1) year of employment and attaining the age of twenty-one (21). Leased employees, employees covered under a collective bargaining agreement and "On-Call" employees are not eligible to participate.

         Vesting - Participants will become vested in the Plan over a five (5) year period. The Plan has non-vested assets of approximately $44,700 and $36,300 as of December 31, 2004 and 2003, respectively.

         Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an instalment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in a lump sum.

Note 2 - Summary of significant accounting policies
---------------------------------------------------

         Basis of presentation - The accompanying financial statements have been prepared on the accrual method of accounting.

         Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

         Risks and uncertainties - The Plan's investments are in company stocks and money market funds. These investments are exposed to market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of the investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         Investments - Investments are recorded at fair value. The investment in the Company's common stock is valued at December 31, 2004 and 2003, at the market value as listed on the American Stock Exchange for publicly-traded securities.

         Economic dependency and concentration of risk - The Plan has approximately 97% of its assets invested in Tompkins Trustco, Inc. common stock as of December 31, 2004 and 2003. Accordingly, the Plan is dependent upon the financial condition of Tompkins Trustco, Inc.

Note 3 - Administration of Plan assets
--------------------------------------

         The Trustee of the Plan holds the Plan's assets, which consist principally of Tompkins Trustco, Inc. common shares. Dividends on the stock are paid in cash to the participants, or reinvested to buy more shares of common stock for a participant account or used to make loan payments.

         Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses, including maintaining participant accounts, legal and accounting costs are paid directly by the Company.


Note 4 - Investments
--------------------

         The Plan's investments are held by the Company's administered Trust fund. The fair values of investments are as follows:

                                                                December 31,
                                                         -------------------------
                                                             2004          2003
                                                         -----------   -----------
Investments at fair value:
  Tompkins Trustco, Inc. common stock - Allocated
   (442,541 shares in 2004 and 454,861 shares in 2003)   $23,671,518   $20,946,349
  Money market funds - Allocated                               1,787           103
  Money market funds - Unallocated                                --            42
                                                         -----------   -----------
                                                         $23,673,305   $20,946,494
                                                         ===========   ===========

         In March 2003, the Plan allocated 15,977 shares, which had previously been released but not allocated.

         Investments that represent 5% or more of the Plan's net assets ($1,222,010 for 2004 and $1,078,218 for 2003) are separately identified above.

         The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

                                                           Year ended December 31,
                                                         -------------------------
                                                             2004          2003
                                                         -----------   -----------
Tompkins Trustco, Inc. common stock - Allocated          $ 3,369,270   $ 2,793,196
Tompkins Trustco, Inc. common stock - Unallocated                 --       (57,562)
                                                         -----------   -----------
                                                         $ 3,369,270   $ 2,735,634
                                                         ===========   ===========

Note 5 - Termination of the Plan
--------------------------------

         The Company reserves the right to terminate the Plan at any time, subject to Plan provisions and provisions of ERISA. Upon Plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 6 - Diversification and transfers
--------------------------------------

         Under the Plan document, participants meeting certain age and service requirements may elect to diversify an eligible portion of the Company stock held in their account within ninety (90) days after the close of each Plan year. The participants may make this election over a six (6) year period. In the first five (5) years a participant may diversify up to 25% of the number of shares allocated to their account. In the sixth year, the percentage changes to 50%. The funds elected to be diversified, are transferred to the Tompkins Trustco, Inc. Investment and Stock Ownership Plan ("ISOP") and invested in funds as chosen by the participant. During 2004 and 2003, the Plan transferred $274,008 and $176,762 to the ISOP, respectively.

Note 7 - Plan amendments
------------------------

         Effective August 11, 2004, various sections of the Plan document were amended to facilitate the Internal Revenue Service Determination Letter process.

Note 8 - Tax status
-------------------

         The Internal Revenue Service has determined and informed the Company that the Plan and related Trust are designed in accordance with applicable Sections of the Code. Accordingly, the Plan has been accounted for as a tax-exempt plan.

Note 9 - Contingencies
----------------------

         The Plan is currently under examination by the Department of Labor for the years ended December 31, 2001, 2002 and 2003. Management believes the Plan is in compliance with the applicable rules and regulations of ERISA and the Internal Revenue Code. Therefore, there has been no adjustments made to the financial statements as a result of this examination.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------


                                                                      SCHEDULE I
                                                                      ----------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------
                                 EIN #16-1601020
                                 ---------------
                                    PLAN #003
                                    ---------

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
         --------------------------------------------------------------
           (Required Disclosure of Line 4i on Schedule H of Form 5500)
           -----------------------------------------------------------
                                DECEMBER 31, 2004
                                -----------------

---------------------------------------------------------------------------------------------------
                                                      (c)
                                           Description of investment
                  (b)                   including maturity date, rate of                    (e)
        Identity of issue, borrower,     interest, collateral, par or         (d)         Current
(a)       lessor or similar party               maturity value               Cost          value
---  --------------------------------   -------------------------------   -----------   -----------
     Federated Prime Obligations Fund   Money Market Fund, 1,787 shares   $     1,787   $     1,787

 *   Tompkins Trustco, Inc.             Common Stock, 442,541 shares        7,620,621    23,671,518
                                                                          -----------   -----------

     Total investments                                                    $ 7,622,408   $23,673,305
                                                                          ===========   ===========
---------------------------------------------------------------------------------------------------

*  A party-in-interest as defined by ERISA.


                                                                     SCHEDULE II
                                                                     -----------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------
                                 EIN #16-1601020
                                 ---------------
                                    PLAN #003
                                    ---------

                          SCHEDULE OF INVESTMENT ASSETS
                          -----------------------------
          THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
          ------------------------------------------------------------
       (Required Disclosure of Line 4i on Schedule H of Form 5500, Part 2)
       -------------------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                      ------------------------------------

--------------------------------------------------------------------------------------------------
                                               (b)
                                    Description of investment
          (a)                    including maturity date, rate of         (c)             (d)
Identity of issue, borrower,       interest, collateral, par or        Costs of       Proceeds of
  lessor, or similar party               maturity value              acquisitions    dispositions
-----------------------------  -----------------------------------  --------------   -------------
                                               - NONE -


                                                                    SCHEDULE III
                                                                    ------------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------
                                 EIN #16-1601020
                                 ---------------
                                    PLAN #003
                                    ---------

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       -----------------------------------
            (Required Disclosure Of Schedule H, Line 4j On Form 5500)
            ---------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                      ------------------------------------

-----------------------------------------------------------------------------------------------------------------------
      (a)            (b)          (c)          (d)          (e)           (f)          (g)          (h)          (i)
                 Description
                  of asset
                  (include
                  interest
                  rate and                                                                     Current value
 Identity of     maturity in                                            Expense                 of asset on
    party         case of a    Purchase      Selling                 incurred with   Cost of    transaction   Net gain
   involved        loan)         price        price    Lease rental   transaction     asset         date       (loss)
--------------- ------------   ---------    ---------  ------------  -------------  ---------   -----------   ---------
                                                         - NONE -


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TOMPKINS TRUSTCO, INC. EMPLOYEE STOCK OWNERSHIP PLAN



                                       Administrator: TOMPKINS TRUST COMPANY


Date:  June 24, 2005                   By: /s/ FRANCIS M. FETSKO
                                           -------------------------------------
                                           Francis M. Fetsko
                                           Executive Vice President
                                           Chief Financial Officer

Exhibit Number       Description                                        Page
--------------       -----------                                        ----

23.1                 Consent of Dannible & McKee                         16


                                     - 15 -